

September 16, 2010

Ms. Tania De Welzim
Group Financial Manager
La Motte Chambers, La Motte Street
St. Helier, Jersey, JE1 1BJ, Channel Islands,

> **Re: Randgold Resources Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-49888**

Dear Ms. Tania De Welzim,

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter."

Engineering Comments

Form 20-F for Fiscal Year Ending December 31, 2009 filed March 31, 2010

Ore Reserves, page 21

1.   The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Please disclose your cutoff grade estimate for your reserves within or adjacent to all your reserve tables.

Kibali, page 32

2.   We note your operations in the Democratic Republic of the Congo (DRC) produce gold which is defined as a conflict mineral in the recent Dodd-Frank Wall Street Reform and Consumer Protection Act. With a view toward possible disclosure, tell us whether or not your mining operations acquire or purchase gold and/or other conflict minerals from local mining companies and/or artisanal miners.

Construction, page 27

3.   You indicate that "safety has been excellent." In an appropriate section of your filing, please include a discussion of your safety performance referencing your safety programs and statistical measures your organization utilizes to monitor performance. Please expand your disclosure by discussing the safety and occupational requirements in the countries in which you operate and include the occupational injury and frequency rates your company measures, with comparisons to comparable national statistics, and your performance as demonstrated by the comparison to these incidence rates.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact George K. Schuler Mining Engineer, at (202) 551-3745 with questions about the engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director